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                                                                     EXHIBIT 2.2





         AMENDMENT AND SUPPLEMENT TO ASSET PURCHASE AND SALE AGREEMENT

         This Amendment and Supplement to Asset Purchase and Sale Agreement (this "AGREEMENT") is made and entered into as of the 29th day of July, 1996, by and among Primeco Inc., a Texas corporation ("BUYER"), Alpine Equipment Rentals & Supply Co, Inc., a Washington corporation ("ALPINE"), Gary R. Eide, Dale V. Houg, Jerome G. Schneider, and Edward M. Zawislak (Messrs. Eide, Houg, Schneider and Zawislak together, the "SHAREHOLDERS").

                                R E C I T A L S

         A. Buyer, Seller and the Shareholders entered into an Asset Purchase and Sale Agreement (the "Purchase Agreement"), dated as of May 13, 1996, pursuant to which, among other things, Seller agreed to sell, and Buyer agreed to buy, substantially all of the assets of Seller.

         B. Buyer, Seller and Shareholders desire to memorialize certain amendments and supplements to the Purchase Agreement.

                               A G R E E M E N T

         NOW, THEREFORE, in consideration of the mutual promises herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto covenant and agree as follows:

         1. AMENDMENT OF SECTION 2.1. Section 2.1 of the Purchase Agreement is hereby amended and restated in its entirety as follows:

         "2.1 PURCHASE PRICE. In exchange and as consideration for the sale by Seller to Buyer of the Acquired Assets and (in addition to Buyer's assumption of the Assumed Obligations, payment of the Trade Payables Amount and additional amounts provided for in the Non-Competition Agreements (as hereinafter defined)), in full payment of the purchase consideration therefor, Buyer shall pay to Seller an aggregate purchase price (the "PURCHASE PRICE") of Eleven Million Fifteen Thousand Dollars ($11,015,000) as follows:

                 (a)      Buyer shall pay each creditor of Seller listed on
Schedule 2.1(a) attached hereto, on behalf of Seller, the amount listed opposite such creditor's name on a payoff schedule to be provided by Seller in writing to Buyer prior to Closing (the "PAYOFF SCHEDULE");

                 (b) Buyer shall pay $635,000 (the "ESCROW AMOUNT") to the account (the "ESCROW ACCOUNT") designated by Texas Commerce Bank National Association (the "ESCROW AGENT"); and

                 (c) Buyer shall pay the Purchase Price less (i) the aggregate of the amounts listed on the Payoff Schedule, (ii) the Escrow Amount, and (iii) any adjustments pursuant to Section 2.2 to Seller, in cash by wire transfer to an account designated in writing by Seller."




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         2.      AMENDMENT OF ARTICLE 9.  Article 9 of the Purchase Agreement
is hereby amended by adding the following Section 9.6 thereto:

         "9.6    MANNER OF INDEMNIFICATION.

                 (a) Environmental Claims Related to Seattle Property. In the event Buyer has a claim under Section 9.2 arising from or in connection with any claims, judgments, damages, penalties, fines, taxes, costs, liabilities, lose or expenses arising at any time as a result of or in connection with the presence of any Hazardous Material, which was present on or prior to the Closing Date hereof, on, under or about the Real Property located at 5421 First Avenue South, Seattle, Washington 98108, Buyer shall first present such claim to the lessor of such Real Property. In the event such lessor does not pay all of such claim within 10 days of receipt of such claim for any reason (including without limitation any claim by such lessor that it does not have to pay such claim due to Buyer's non-compliance with the terms or provisions of any agreement between Buyer and such lessor), Buyer shall recover such claim (or the portion of such claim remaining unpaid) from the Escrow Account, until such time as the Escrow Account has been terminated or the funds therein fully utilized. Upon termination of the Escrow Account or full utilization of the funds therein, Buyer shall recover such claim (or the portion of such claim remaining unpaid) directly from Seller and the Shareholders. If Buyer recovers such claim (or a portion of such claim) from Seller and the Shareholders (whether from the Escrow Account or otherwise), Buyer shall assign to Seller and the Shareholders any indemnification or contribution rights related to such claim it might have against such lessor. Nothing in this Section 9.6(a) shall be deemed to amend, modify or impair the obligations or liability of Seller and the Shareholders under Section 9.2.

                 (b) Other Indemnity Claims. All indemnity claims other than those set forth in Section 9.6(a) shall be recovered initially from the Escrow Account, until such time as the Escrow Account has been terminated of the funds therein fully utilized. Seller and the Shareholders shall remain liable under this Article 9 notwithstanding the termination of the Escrow Account or full utilization of the funds therein."

         3. EXTENSION OF LEASES. At the Closing, Buyer shall execute extensions of the leases for the Real Property located in Tacoma, Washington, and Bellingham, Washington, pursuant to the extensions of lease attached hereto as Exhibits A and B, respectively.

         4.      ESCROW AGREEMENT.

                 (a) At Closing, Buyer, Seller and the Shareholders shall execute and deliver the Escrow Agreement attached hereto as Exhibit C (the "ESCROW AGREEMENT").

                 (b) Section 8.1 of the Purchase Agreement shall be amended by adding the following subparagraph (o):

                 "(o)     Buyer, Seller, the Shareholders and the Escrow Agent
shall have entered into the Escrow Agreement."





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         5.      AMENDMENT OF SECTION 3.2(D).  Section 3.2(d) of the Purchase
Agreement is hereby amended and restated in its entirety as follows:

                 "(d)     by Seller or Buyer if the Closing has not occurred in
accordance with Section 3.1 on or prior to July 31, 1996."

         6. FULL FORCE AND EFFECT. Except as expressly amended or supplemented herein, the terms and conditions of the Purchase Agreement shall remain in full force and effect.

                           [SIGNATURES ON NEXT PAGE]





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        IN WITNESS WHEREOF the parties have hereunto set their hands the day and year first above written.

                                     PRIMECO INC.


                                     By:     /s/ Kevin L. Loughlin
                                        ----------------------------------------
                                     Name:  Kevin L. Loughlin
                                     Title:  Director of Finance


                                     ALPINE EQUIPMENT RENTALS & SUPPLY
                                     CO., INC.


                                     By:     /s/ Gary R. Eide
                                        ----------------------------------------
                                     Name:  Gary R. Eide
                                     Title:  President


                                             /s/ Gary R. Eide
                                     -------------------------------------------
                                     Gary R. Eide


                                             /s/ Dale V. Houg
                                     -------------------------------------------
                                     Dale V. Houg


                                             /s/ Jerome G. Schneider
                                     -------------------------------------------
                                     Jerome G. Schneider


                                             /s/ Edward M. Zawislak
                                     -------------------------------------------
                                     Edward M. Zawislak





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